SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2008
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 001-51584

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Berkshire Bank 401(k) Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Berkshire Hills Bancorp, Inc.
                                  24 North St.
                              Pittsfield, MA 01201

                           Berkshire Bank 401(k) Plan








                 Financial Statements and Supplemental Schedule
                     Years Ended December 31, 2008 and 2007

                                    CONTENTS

                           BERKSHIRE BANK 401(k) PLAN


                 Financial Statements and Supplemental Schedule
                     Years Ended December 31, 2008 and 2007




The following financial information is submitted herewith:                 Page

       Report of Independent Registered Public Accounting Firm               1

       Statements of Net Assets Available for Benefits                       2

       Statements of Changes in Net Assets Available for Benefits            3

       Notes to Financial Statements                                      4-12

       Schedule H, Line 4i - Schedule of Assets
            (Held at End of Year)                                           13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




The Audit Committee
Berkshire Hills Bancorp, Inc.
Pittsfield, Massachusetts


We have audited the accompanying statements of net assets available for benefits of Berkshire Bank 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 24, 2009

                           BERKSHIRE BANK 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2008 and 2007


                                                                              2008                  2007
                                                                      ------------------    ------------------
ASSETS
Cash and cash equivalents                                                   $ 4,333,973           $ 3,385,352
Investments, at fair value                                                   27,364,015            38,345,382
Participant loans                                                               539,452               746,559
                                                                      ------------------    ------------------
                                                                             32,237,440            42,477,293
                                                                      ------------------    ------------------
Receivables:
   Employer contributions                                                             -                52,410
   Participant contributions                                                          -                56,624
                                                                      ------------------    ------------------
                                                                                      -               109,034
                                                                      ------------------    ------------------
                       Net assets available for benefits                    $32,237,440           $42,586,327
                                                                      ==================    ==================




See accompanying notes to financial statements.

                           BERKSHIRE BANK 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2008 and 2007

                                                                                   2008                2007
                                                                             ------------------  ------------------
Additions to net assets attributed to:
Investment income:
Interest and dividends                                                             $ 1,167,954         $ 1,408,238
                                                                             ------------------  ------------------
Contributions:
Employer                                                                             1,509,073           1,314,067
Participants                                                                         1,722,006           1,535,647
Rollover                                                                                67,721           1,477,049
                                                                             ------------------  ------------------
                                                                                     3,298,800           4,326,763
                                                                             ------------------  ------------------
Assets transferred in from merged/terminated plans                                           -          13,670,154
                                                                             ------------------  ------------------
          Total additions                                                            4,466,754          19,405,155
                                                                             ------------------  ------------------
Deductions from net assets attributed to:
Net depreciation in fair value of investments                                       10,478,563             603,821
   Withdrawals and benefits paid to participants                                     4,321,767           3,905,463
    Administrative fees                                                                 15,311              10,139
                                                                             ------------------  ------------------
          Total deductions                                                          14,815,641           4,519,423
                                                                             ------------------  ------------------

    Net (decrease) increase in net assets available for benefits                   (10,348,887)         14,885,732

Net assets available for benefits at beginning of year                              42,586,327          27,700,595
                                                                             ------------------  ------------------
Net assets available for benefits at end of year                                   $32,237,440         $42,586,327
                                                                             ==================  ==================


See accompanying notes to financial statements.
                                       3

                           BERKSHIRE BANK 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 2008 and 2007


1.   DESCRIPTION OF THE PLAN

     The Berkshire Bank 401(k) Plan (the "Plan") was established on April 11, 1993.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the "Bank" or the "Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Vanguard Fiduciary Trust Company serves as the Trustee of the Plan. The Vanguard Group ("Vanguard" or the "Custodian") is the custodian of the Plan.

     In 2005, the Plan Sponsor terminated its Employee Stock Ownership Plan ("ESOP"). During 2007, active employees of the Bank were given the option to transfer their shares of stock from the ESOP into the Plan. The value transferred into the Plan is the value of the shares as posted on the Nasdaq Stock Market as of the date of transfer.

     On November 1, 2006, Berkshire Bank acquired five local insurance agencies. These insurance agencies all participated in one plan, the Alliance Berkshire Insurance 401(k) Plan ("Alliance"). During 2007, Alliance was merged into the Plan. Effective on the merger date, all employees of Alliance followed the eligibility requirements of the Plan but were given credit for hours of service with their previous employer.

     On September 21, 2007, the Bank acquired Factory Point National Bank of Manchester Center ("Factory Point"). Effective November 5, 2007, the Factory Point National Bank 401(k) Profit Sharing Plan was merged into the Plan. Effective on the merger date, all employees of Factory Point followed the eligibility requirements of the Plan but were given credit for hours of service with their previous employer.

                           BERKSHIRE BANK 401(k) PLAN

     DESCRIPTION OF THE PLAN (continued)

     Contributions

     Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code ("IRC"). The maximum participant deferral was $15,500 for the Plan years ended December 31, 2008 and 2007. In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and IRAs. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their rate of contribution each pay period.

     The Bank matches a portion of eligible employee contributions. During 2008 and 2007, the Bank matched 100% of eligible employee contributions up to 4% of the participant's annual compensation.

     In addition, the Bank makes a Safe Harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant's annual compensation, excluding certain types of restricted compensation.

     Plan Eligibility

     Employees of the Bank are eligible to participate in the Plan after attaining twenty-one years of age and completing one year of service with 1,000 hours during their initial year of employment. 500 hours of service must be exceeded each subsequent year to avoid a break in eligibility service. Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes. Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching and additional contributions for non-highly compensated employees, if any, and (b) the Plan's investment earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           BERKSHIRE BANK 401(k) PLAN

     DESCRIPTION OF THE PLAN (continued)

     Investments

     Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of Vanguard and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank. Employer contributions are invested in each participant's account according to the participant's selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian's website.

     Vesting

     Participants are 100% vested in all contributions plus actual earnings thereon.

     Participant Loans

     Participants may borrow from their fund accounts an amount equal to $50,000 or 50% of their vested account balance, whichever is less. In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months. The loans are secured by the balance in the participant's accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date. Interest rates ranged from 5.00% to 9.25% as of December 31, 2008. In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions. Loans used to finance the participant's principal residence are repaid over a period of time, up to 20 years.

     If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default. Loan defaults were $21,534 and $14,263 for the years ended December 31, 2008 and 2007, respectively.

     Payment of Benefits

     On termination of service due to death, disability, normal retirement, or attaining age 59 1/2 a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in their account, annual installments, or defer distribution until a later date. If the vested portion of a participant's account balance is $1,000 or less, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

     Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

                           BERKSHIRE BANK 401(k) PLAN

     DESCRIPTION OF THE PLAN (concluded)

     Administrative Expenses

     The Plan's administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Administrative expenses paid by the Plan Sponsor were $16,130 and $15,050 for the years ended December 31, 2008 and 2007, respectively.

     Plan Termination

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.


2.      SUMMARY OF ACCOUNTING POLICIES

     A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual method of accounting.

     Use of Estimates

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at amortized cost, which approximates fair value.

                           BERKSHIRE BANK 401(k) PLAN

     SUMMARY OF ACCOUNTING POLICIES (continued)

     Investment Valuation and Income Recognition (concluded)

     Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"), issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

     Level 1 - Fair values designated as Level 1 are valued based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

     Level 2 - Fair values designated as Level 2 are valued based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, either directly or by correlation or other means.

     Level 3 - Inputs for Level 3 fair values are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Such inputs are based upon the best information in the circumstances and may require significant management judgment or estimation.

     In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

                           BERKSHIRE BANK 401(k) PLAN

     SUMMARY OF ACCOUNTING POLICIES (concluded)

     Risks and Uncertainties

     The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.     CASH AND CASH EQUIVALENTS

     The following schedule presents the fair values of the Plan's cash and cash equivalents:

                                                        December 31,
                                         -------------------------------------
                                               2008                  2007
                                         ---------------       ---------------
Cash and cash equivalents:
* VGI Brokerage Option                      $ 129,711             $         -
* Vanguard Prime Money Market               4,204,262 (a)          3,385,352 (b)
                                         ---------------       ---------------
                                            4,333,973             $ 3,385,352
                                         ===============       ===============

(a)    Investment represents 5% or more of Plan net assets at December 31, 2008.
(b)    Investment represents 5% or more of Plan net assets at December 31, 2007.
       * Represents a party-in-interest under ERISA.

                           BERKSHIRE BANK 401(k) PLAN

4.     INVESTMENTS, AT FAIR VALUE

     The following schedule presents the fair values of the Plan's investments:

                                                                   December 31,
                                                    -----------------------------------------
                                                          2008                    2007
                                                    ------------------      -----------------
Mutual funds:
* Royce Low Priced Stock                                  $ 341,569              $ 503,808
* Vanguard 500 Index Inv.                                 3,774,309 (a)          7,158,236 (b)
* Vanguard IT Treasury Inv.                               3,547,986 (a)          2,746,411 (b)
* Vanguard International Growth Fund                      1,802,055 (a)          3,506,924 (b)
* Vanguard Mid-Cap Index Fund                               795,103              1,713,087
* Vanguard Morgan Growth Inv.                               388,514                488,827
* Vanguard Selected Value                                   444,311                616,392
* Vanguard Small-Cap Growth Index                         1,184,596              2,081,181
* Vanguard TGT Retirement 2010                               67,076                      -
* Vanguard TGT Retirement 2015                            3,209,859 (a)          4,174,760 (b)
* Vanguard TGT Retirement 2020                              122,621                      -
* Vanguard TGT Retirement 2025                              814,461              1,274,355
* Vanguard TGT Retirement 2030                                1,791                      -
* Vanguard TGT Retirement 2035                              398,964                483,020
* Vanguard TGT Retirement 2040                               15,167                      -
* Vanguard TGT Retirement 2045                              481,538                602,980
* Vanguard TGT Retirement 2050                                3,024                      -
* Vanguard Target Retirement Inc.                         1,257,681              1,009,957
* Vanguard Total Stock Market Inv.                        3,404,548 (a)          5,647,432 (b)
* Vanguard Windsor II Fund Inv.                             744,732              1,095,670

Common stock:
* VGI Brokerage Option Company Stock                         82,365                 44,904
* Berkshire Hills Bancorp, Inc. Common Stock              4,481,745 (a)          5,197,438 (b)
                                                    ------------------      -----------------
                                                        $27,364,015            $38,345,382
                                                    ==================      =================

(a)   Investment represents 5% or more of Plan net assets at December 31, 2008.
(b)   Investment represents 5% or more of Plan net assets at December 31, 2007.
      * Represents a party-in-interest under ERISA.

                           BERKSHIRE BANK 401(k) PLAN

     INVESTMENTS, AT FAIR VALUE (concluded)

     During 2008 and 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                           December 31,
                                  ----------------------------------------
                                         2008                 2007
                                  -------------------   ------------------
Mutual funds                            $(11,227,509)           $ 429,995
Common stock                                 748,946           (1,033,816)
                                  -------------------   ------------------
                                        $(10,478,563)          $ (603,821)
                                  ===================   ==================

     The following table summarizes the valuation of the Plan's investments by the SFAS 157 fair value hierarchy levels as of December 31, 2008:

                                      Level 1              Level 2             Level 3             Fair Value
                                 -------------------   -----------------   -----------------   -------------------
Cash and cash equivalents               $ 4,333,973           $       -           $ -              $ 4,333,973
Mutual funds                             22,799,905                   -             -               22,799,905
Common stock                              4,564,110                   -             -                4,564,110
Loans to participants                             -             539,452             -                  539,452
                                 -------------------   -----------------   -----------------   -------------------
               Total assets             $31,697,988           $ 539,452           $ -              $32,237,440
                                 ===================   =================   =================   ===================

5.     TAX STATUS

     The Bank adopted a Prototype Plan whose most recent determination letter from the Internal Revenue Service, dated August 22, 2001, stated that the Plan and related Trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this letter; however, the Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.

6.     ADMINISTRATION OF PLAN ASSETS

     The Plan assets are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan.

     Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard, who invests cash received in accordance with participants instructions and makes distributions to participants.

     Certain administrative functions are performed by officers or employees of the Bank. No such officers or employees receive compensation for such functions from the Plan.
                                       11

                           BERKSHIRE BANK 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS (Concluded)


7.     RELATED PARTY TRANSACTIONS

     The Bank contributed $1,509,073 and $1,314,067 to the Plan for the years ended December 31, 2008 and 2007, of which $0 and $52,410 was owed to the Plan at December 31, 2008 and 2007, respectively. In addition, the Bank paid expenses in connection with the administrations of the Plan, totaling $16,130 and $15,050 for the years ended December 31, 2008 and 2007, respectively.

     The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank. In addition, certain of the investment options are managed by Vanguard. Transactions in such investments qualify as party-in-interest transactions.

8.     ASSETS TRANSFERRED IN FROM MERGED/TERMINATED PLANS

     The assets transferred in from merged plans during 2007 were as follows:

ESOP                                                            $ 1,943,781
Alliance                                                          2,650,583
Factory Point                                                     7,064,422
Adjustment to Berkshire Hills, Inc. common stock
    transferred in from cost value to market value                2,011,368
                                                          ------------------

                                                               $ 13,670,154
                                                          ==================
                                       12

                           BERKSHIRE BANK 401(k) PLAN

                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                December 31, 2008


--------     -------------------------------------------------   -------------------------    ----------------
             Identity of Issuer, Borrower, Lessor or
             Similary Party and Description of                          Number                    Current
             Investment                                            of units/shares                value (1)
             -------------------------------------------------------------------------------------------------
             Cash and cash equivalents:
   *          Vanguard Prime Money Market                             4,204,262.180            $ 4,204,262
   *          Vanguard Brokerage Option                                 129,711.080                129,711
             Mutual funds:
   *          Royce Low Priced Stock                                     37,289.169                341,569
   *          Vanguard 500 Index Inv.                                    45,424.348              3,774,309
   *          Vanguard IT Treasury Inv.                                 293,221.971              3,547,986
   *          Vanguard International Growth Fund                        147,709.457              1,802,055
   *          Vanguard Mid-Cap Index Fund                                67,381.597                795,103
   *          Vanguard Morgan Growth Inv.                                34,381.726                388,514
   *          Vanguard Selected Value                                    37,399.934                444,311
   *          Vanguard Small-Cap Growth Index                            99,545.922              1,184,596
   *          Vanguard TGT Retirement 2010                                3,808.951                 67,076
   *          Vanguard TGT Retirement 2015                              336,110.845              3,209,859
   *          Vanguard TGT Retirement 2020                                7,400.163                122,621
   *          Vanguard TGT Retirement 2025                               87,859.878                814,461
   *          Vanguard TGT Retirement 2030                                  115.238                  1,791
   *          Vanguard TGT Retirement 2035                               43,131.258                398,964
   *          Vanguard TGT Retirement 2040                                1,002.434                 15,167
   *          Vanguard TGT Retirement 2045                               50,317.448                481,538
   *          Vanguard TGT Retirement 2050                                  199.190                  3,024
   *          Vanguard Target Retirement Inc.                           132,109.394              1,257,681
   *          Vanguard Total Stock Market Inv.                          156,171.911              3,404,548
   *          Vanguard Windsor II Fund Inv.                              39,970.808                744,732
             Common Stock:
   *          VGI Brokerage Option Company Stock                         82,365.490                 82,365
   *          Berkshire Hills Bancorp, Inc. Common Stock                145,228.305              4,481,745
             Loan Fund:
              Participant loans                                        5.00% - 9.25%               539,452
                                                                                               -----------
                                                                                               $32,237,440
                                                                                               ===========

(1) As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.

*    Represents a party-in-interest as defined by ERISA.

See report of independent registered public accounting firm.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            BERKSHIRE BANK 401(k) PLAN






Date June 25, 2009                By:      /s/ Linda A. Johnston
                                           ------------------------------------
                                  Name:    Linda A. Johnston
                                  Title:   Senior Vice President Human Resources
                                           Berkshire Bank

            Consent of Independent Registered Public Accounting Firm




We consent to the incorporation by reference in the Registration Statement of Berkshire Hills Bancorp, Inc. on Form S-8 (SEC File No. 333-146604) of our report dated June 24, 2009, appearing in this Annual Report on Form 11-K of the Berkshire Bank 401(k) Plan for the year ended December 31, 2008.



/s/ Wolf & Company, P.C.
Wolf & Company, P.C.
Boston, Massachusetts
June 24, 2009